Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On October 24, 2008, National City Corporation posted the following materials, including a letter from James E. Rohr, Chairman and Chief Executive of The PNC Financial Services Group, Inc., on National City Corporation’s internal website:

October 24, 2008

Everyone at PNC is excited about the plans to join with National City.

By establishing deep and lasting customer relationships, National City has built a number of successful businesses and developed a great team of employees. Your strengths – particularly in retail banking, commercial banking and wealth management – and impressive distribution network nicely complement those of PNC. Even more important, we share a culture that emphasizes exceptional customer service and devotion to the community.

Over the next several months, representatives of PNC will work closely with a team from National City to plan for our future. The combination of PNC and National City will create a powerful deposit franchise with significant opportunities to generate revenue growth. By applying PNC’s business model, risk management system and technology platform on this larger scale – and incorporating appropriate policies and processes that have been successful at National City – we can do even more to create value for the customers, employees, shareholders and communities served by both companies.

We are excited about the opportunity we have to build on our combined strengths and create one of the nation’s leading financial services companies.

Sincerely,

Jim Rohr

ADDITIONAL INFORMATION ABOUT THE PNC/NATIONAL CITY CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and National City Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by National City Corporation will be available free of charge from National City by contacting Investor Relations at (800) 622-4204.

The directors, executive officers, and certain other members of management and employees of National City are participants in the solicitation of proxies in favor of the merger from the shareholders of National City. Information about the directors and executive officers of National City is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 7, 2008. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement for National City’s September 15, 2008 special meeting of shareholders, which was filed with the SEC on August 4, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The directors, executive officers, and certain other members of management and employees of PNC are participants in the solicitation of proxies in favor of the merger from the shareholders of PNC. Information about the directors and executive officers of PNC is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 28, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Frequently Asked Questions for Employees of National City

1.	Why did PNC acquire National City?

•

National City’s strong consumer, wealth management and corporate banking businesses nicely complement PNC’s existing franchise. The combination of PNC and National City is expected to create a powerful deposit franchise with significant opportunities to generate revenue growth.

•

By applying the strategies and incorporating the policies and procedures that have been successful at both companies the combined organization will have an opportunity to do even more to create value for customers, employees, shareholders and communities.

2.	As a National City employee, should I be doing anything different now?

•	No, keep doing what you are doing. All employees should remain focused on meeting the needs of the people they serve.

•	Soon, employees will learn more about the integration plans and what steps they should take to help make the transition to PNC smooth for everyone.

3.	What will happen to my job?

•

This transaction is primarily about growth and expansion. However, there are areas of overlap and redundant operations. To create a more efficient combined organization, some positions will be eliminated.

•

Leaders from PNC and National City will begin meeting very soon to plan the integration and decide how the combined company will operate. The leaders will share those decisions – and explain the affect on individual employees – as soon as feasible in the process.

4.	Who is PNC, I’m not familiar with the name?

•

PNC’s franchise dates back more than 150 years. Over time, it has grown to become one of the largest and most respected financial services organizations in the country. Headquartered in Pittsburgh and with 28,000 employees across the U.S. and in Europe, PNC offers a range of products and services to consumer and wealth management clients as well as businesses and corporations of any size.

•

PNC works to inspire confidence by making banking easy for its customers and helping them achieve their financial goals. It has an expansive distribution system, including more than 1,100 branches in eight states and the District of Columbia, over 3,800 ATM machines, a 24 by 365 call center, online banking, and most importantly, committed employees.

5.	What does “PNC” stand for?

•	Well, what the letters mean is not nearly as important as what the company and its employees stand for – creating value for customers, employees, shareholders and communities the company serves.

•

As for PNC’s name, in 1982, Pittsburgh National Corporation merged with Provident National Corporation (then located in Philadelphia) in what was at the time the largest U.S. bank merger. Taking the shared initials of the holding companies – PNC – a new company was created, PNC Financial Corp. That merger set the stage for rapid growth.

6.	What will the combined organization be named? Where will it be headquartered? Who will run it?

•	National City will be merged into The PNC Financial Services Group and sometime after the closing all branches will be converted to the PNC Bank brand. PNC will remain headquartered in Pittsburgh.

•

PNC’s current chairman and chief executive officer, James E. (Jim) Rohr, will remain in that role. National City Chairman, President and Chief Executive Officer Peter Raskind will join PNC as a vice chairman.

7.	How will this transaction benefit customers of National City?

•

The combined PNC-National City network will offer customers convenient access to their money and easier access to financial professionals through a network of offices that extends from the Midwest through the Mid-Atlantic. Consumer and business customers will be able to bank at offices in 14 states and access innovative online offerings.

•	Soon, customers will learn more about a variety of new banking solutions designed to help them achieve their financial goals through a wider array of products and services.

8.	Should customers take any actions now?

•	No. Customers should continue to work with the same people and at the same locations they have in the past – there will be no immediate changes to customer banking relationships.

•

The acquisition is expected to close before the end of the year, subject to receipt of regulatory and shareholder approval and customary closing conditions. Soon, customers will receive information about how their accounts will be transitioned to PNC. Until then, National City will continue to operate as a separate bank.

For Internal Use Only

ADDITIONAL INFORMATION ABOUT THE PNC/NATIONAL CITY CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and National City Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by National City Corporation will be available free of charge from National City by contacting Investor Relations at (800) 622-4204.

The directors, executive officers, and certain other members of management and employees of National City are participants in the solicitation of proxies in favor of the merger from the shareholders of National City. Information about the directors and executive officers of National City is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 7, 2008. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement for National City’s September 15, 2008 special meeting of shareholders, which was filed with the SEC on August 4, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The directors, executive officers, and certain other members of management and employees of PNC are participants in the solicitation of proxies in favor of the merger from the shareholders of PNC. Information about the directors and executive officers of PNC is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 28, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

For Internal Use Only